Filed Pursuant to Rule 433 Registration Statement Nos. 333-269534 and 333-269534-01 dated February 2, 2023 and Preliminary Prospectus Supplement dated December 4, 2024

Johnson Controls International plc

Tyco Fire & Security Finance S.C.A.

€500,000,000 3.125% Senior Notes due 2033

Pricing Term Sheet

December 4, 2024

Issuers:	Johnson Controls International plc Tyco Fire & Security Finance S.C.A.

Trade Date:	December 4, 2024

Settlement Date**:	December 11, 2024 (T+5)

Joint Book-Running Managers:

BofA Securities Europe SA

Crédit Agricole Corporate and Investment Bank

ING Bank N.V.

Citigroup Global Markets Limited

Deutsche Bank Aktiengesellschaft

J.P. Morgan Securities plc

Morgan Stanley & Co. International plc

Co-Managers:	Australia and New Zealand Banking Group Limited Danske Bank A/S ICBC Standard Bank Plc Standard Chartered Bank The Toronto-Dominion Bank

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Day Count Convention:	ACTUAL / ACTUAL (ICMA)

Business Day Convention:	Following Business Day Convention

Listing:	Application will be made to list the notes on the New York Stock Exchange

Clearing and Settlement:	Euroclear / Clearstream

Stabilization:	Stabilization/FCA

Law:	State of New York

Aggregate Principal Amount Offered:	€500,000,000

Ratings (Moody’s / S&P)*:	Baa2 / BBB+

Maturity Date:	December 11, 2033

Interest Rate:	3.125% per annum

Benchmark Bund:	DBR 2.6% due August 2033

Benchmark Bund Price and Yield:	104.45; 2.035%

Spread to Benchmark Bund:	+116.7 basis points

Mid-Swap Yield:	2.102%

Spread to Mid-Swap Yield:	+110 basis points

Yield to Maturity:	3.202%

Price to Public:	99.406%, plus accrued interest, if any, from December 11, 2024

Gross Proceeds:	€497,030,000

Underwriting Discount:	0.450%

Net Proceeds (before estimated offering expenses):	€494,780,000

Interest Payment Dates:	Payable annually on December 11 of each year, beginning on December 11, 2025

Optional Redemption:	Prior to September 11, 2033 (three months prior to the maturity date of the notes), callable at make-whole (reference bond rate +20 basis points)

Par Call:	On or after September 11, 2033 (three months prior to the maturity date of the notes)

Common Code / ISIN:	295738022 / XS2957380228

*	The security ratings set forth above are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization at any time.
**

It is expected that delivery of the notes will be made to investors on or about December 11, 2024, which will be the fifth U.S. business day following the trade date set forth above (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the business day before the notes are delivered will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes more than one business day before the date of delivery should consult their own advisors.

The issuers have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities Europe SA at 1-800-294-1322; Crédit Agricole Corporate and Investment Bank at 1-866-807-6030; or ING Bank N.V. at +31 20 563 8185.

Relevant stabilization regulations including FCA/ICMA apply. UK MiFIR and MiFID II professionals/ECPs-only / No UK or EEA PRIIPs KID – Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No EEA or UK PRIIPs key information document (KID) has been prepared as not available to retail in the EEA or the UK.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.